Independent Auditor's Report
To the Board of Directors of
The Scott James Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Scott James Fund, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 29, 2003. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests performed as of September 29, 2003, and with respect to agreement of security purchases and sales, for the period from August 6, 2003 (the date of last examination) through September 29, 2003:

  - Review and confirmation of mutual fund account balances with First Virginia Bank in Falls Church, Virginia, without prior notice to management;

  - Confirmation of all securities held by Pershing, in book entry form; without prior notice to management;

  - Reconciliation of all such balances and securities to the books and records of the Company and First Virginia Bank and Pershing;

  - Agreement of 0 security purchases and 2 security sales since
    August 6, 2003 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Scott James Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 29, 2003 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Scott James Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New Carrollton, Maryland                          /s/ Mayah & Associates
September 30, 2003                                Certified Public Accountants